EXHIBIT 99.1

eFuture Announces the Establishment of a Special Committee  of the Board of Directors

BEIJING, June 14, 2016 (GLOBE NEWSWIRE) -- eFuture Holding Inc. (Nasdaq:EFUT) (the “Company” or “eFuture”), a leading software and solution provider and a mobile business enabler to China's retail and consumer goods industries, today announced that its board of directors has established a special committee (the "Special Committee") to consider the non-binding proposal letter, dated June 6, 2016, from its controlling shareholder, Shiji (Hong Kong) Limited (“Shiji”), to acquire all of the outstanding ordinary shares of the Company not currently owned by Shiji and its affiliates (the "Proposed Transaction") , or any potential alternative transactions.

The Special Committee is composed of the following independent directors of the Company: Yuanzhu Lu, Roger Zhang and Weihua Zhou. Yuanzhu Lu will be the chairperson of the Special Committee. The Special Committee will retain its legal counsel and an independent financial advisor to assist its evaluation of the Proposed Transaction and any potential alternative transactions. The board of directors cautions the Company's shareholders that no decisions have been made by the Special Committee with respect to the Company's response to the proposal and there can be no assurance that any definitive offer will be made, that any agreement will be executed or that this or any other transaction will be approved or consummated.

ABOUT EFUTURE HOLDING INC.

eFuture Holding Inc. (Nasdaq:EFUT) is a leading software and solution provider and a mobile business enabler to China's retail and consumer goods industries. eFuture's clients include 1,000+ active retailers with more than 50,000 physical stores across China, of which about 45% were ranked among the top 100 chain retailers during 2015. For more information about eFuture, please visit http://www.e-future.com.cn.

SAFE HARBOR

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. eFuture may also make written or oral forward-looking statements in periodic reports to the Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to second parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: eFuture’s anticipated growth strategies; eFuture’s future business development, results of operations and financial condition; expected changes in the Company’s revenue and certain cost or expense items; eFuture’s ability to attract clients and leverage its brand; trends and competition in the software industry; the Company’s ability to control expenses and maintain profit margins; the Company’s ability to hire, train and retain qualified managerial and other employees; the Company’s ability to develop new software and pilot new business models at desirable locations in a timely and cost-effective manner; the performance of third parties under contracts with the Company; the expected growth of the Chinese economy software market in retail and consumer goods industries; and Chinese governmental policies relating to private managers and operators of software and applicable tax rates.

Further information regarding these and other risks will be included in eFuture’s annual report on Form 20-F and other documents filed with the SEC. All information provided in this press release and in the attachments is as of June 14, 2016, and the Company undertakes no duty to update such information or any other forward-looking information, except as required under applicable law.

Investor Contact:
Troe Wen, Company Secretary
eFuture Holding Inc.
+86 10 50916128
ir@e-future.com.cn